================================================================================

                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                                  March 1, 2007

                        BUENAVENTURA MINING COMPANY INC.
                 (Translation of Registrant's Name into English)

                               CARLOS VILLARAN 790
                          SANTA CATALINA, LIMA 13, PERU
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [ ]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

================================================================================

                                                           FOR IMMEDIATE RELEASE

Visit our website:
http://www.buenaventura.com

Contacts in Lima:
Roque Benavides / Carlos Galvez
Compania de Minas Buenaventura S.A.A.
Tel: (511) 419-2538 / 419-2540
Investor Relations: Daniel Dominguez
Tel: (511) 419-2536
Email: ddominguez@buenaventura.com.pe

Contacts in New York:
Maria Barona / Peter Majeski
i-advize Corporate Communications, Inc.
Tel: (212) 406-3690
Email: buenaventura@i-advize.com

                    COMPANIA DE MINAS BUENAVENTURA ANNOUNCES
                           FOURTH QUARTER 2006 RESULTS

Lima, Peru, February 28, 2007 - Compania de Minas Buenaventura S.A.A. ("Buenaventura" or "the Company") (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru's largest publicly traded precious metals mining company, announced today its results for the fourth quarter of 2006. All figures have been prepared according to Peruvian GAAP and are stated in U.S. dollars (US$).

COMMENTS FROM THE CHIEF EXECUTIVE OFFICER:

Mr. Roque Benavides, Chief Executive Officer of Buenaventura stated: "We are pleased to report a very good performance from our direct operations for the quarter. As a result, operating income was US$108.7 million, 328% higher than the figure recorded in 4Q05. This increase was explained by higher sales revenues, which partially offset the lower contribution from non-consolidated affiliates.

Net income in 4Q06 was US$78.8 million, or US$0.62 per ADS, which represents a decrease of 19% when compared to 4Q05.

EBITDA from Buenaventura's direct operations was US$110.1 million, 190% higher than the figured achieved in 4Q05."

FINANCIAL HIGHLIGHTS (IN MILLIONS OF US$, EXCEPT EPS FIGURES):

                                         4Q06        4Q05        Var%        FY06        FY05        Var%
                                      ---------   ---------   ---------   ---------   ---------   ---------
       Total Revenues                     201.1       104.6          92%      646.9       357.5          81%

      Operating Income                    108.7        25.4         328%      317.3        99.7         218%

           EBITDA
  (BVN Direct Operations)                 110.1        38.0         190%      307.9       117.3         162%

           EBITDA
  (including Yanacocha and
        Cerro Verde)                      178.3       207.7         -14%      805.3       576.3          40%

         Net Income                        78.8        96.7         -19%      428.1       288.4          48%

            EPS                            0.62        0.76         -19%       3.36        2.27          48%

     OPERATING REVENUE

In 4Q06, net sales were US$179.3 million, a 122% increase when compared to the US$80.7 million reported in 4Q05 mainly due to higher volumes of silver, lead, zinc and gold sold, as well as an increase in the realized prices of zinc, silver and lead.

Royalty income during 4Q06 totaled US$9.2 million, a 41% decrease when compared to the US$15.8 million reported in 4Q05. This was due to lower sales at Yanacocha.

       OPERATING HIGHLIGHTS              4Q06        4Q05        Var%        FY06        FY05        Var%
-----------------------------------   ---------   ---------   ---------   ---------   ---------   ---------
          Net Sales                       179.3        80.7         122%      548.1       283.4          93%
    (in millions of US$)

 Average Realized Price Gold                344         348          -1%        355         360          -1%
 (US$/oz) Direct Operations

 Average Realized Price Gold                522         462          13%        534         431          24%
   (US$/oz) inc. Yanacocha

   Average Realized Price                 12.66        8.03          58%      11.92        7.38          62%
       Silver (US$/oz)

 Average Realized Price Lead              1,612       1,063          52%      1,320         973          36%
          (US$/TM)

 Average Realized Price Zinc              4,130       1,429         189%      3,408       1,299         162%
          (US$/TM)

                                                                     SALES CONTENT
                                      ---------------------------------------------------------------------------
                                         4Q06         4Q05         Var%         FY06         FY05         Var%
                                      ----------   ----------   ----------   ----------   ----------   ----------
 Gold (in oz) Direct
      Operations                          98,706       89,957           10%     415,288      348,634           19%

     Gold (in oz)
 including Yanacocha                     290,312      553,901          -48%   1,538,096    1,801,094          -15%

    Silver (in oz)                     6,181,624    3,982,163           55%  19,207,066   14,517,024           32%

     Lead (in MT)                         13,548        9,107           49%      36,570       30,320           21%

     Zinc (in MT)                         18,774       14,892           26%      59,488       52,086           14%

Accumulated net sales for 2006 were US$548.1 million, a 93% increase compared to 2005 (US$283.4 million). Accumulated royalty income was US$48.5 million, a 5% increase when compared to US$46.1 million in 2005.

     PRODUCTION AND OPERATING COSTS

Buenaventura's equity production(1) during 4Q06 was 100,394 ounces of gold, 10% higher than the 91,138 ounces reported in 4Q05; and 4,156,784 ounces of silver, a 20% increase when compared to the 3,478,239 ounces reported in 4Q05.

Equity production1 for the accumulated twelve-month period was 405,383 ounces of gold and 15,450,953 ounces of silver. This represented an increase of 13% in gold production (359,968 ounces in 2005) and a 15% increase in silver production compared to 2005 (13,482,293 ounces).

                                                                    EQUITY PRODUCTION(1)
                                      ---------------------------------------------------------------------------------
                                         4Q06           4Q05          VAR%          FY06          FY05          VAR%
                                      -----------   -----------   -----------   -----------   -----------   -----------
Gold (oz)                                 100,394*       91,138            10%      405,383*      359,968            13%
Gold inc. Yanacocha (oz)                  299,452*      555,736           -46%    1,545,608*    1,814,861           -15%
Silver (oz)                             4,156,784     3,478,239            20%   15,450,953    13,482,293            15%
Lead ( MT)                                  5,799         4,312            34%       20,396        16,446            24%
Zinc ( MT)                                  8,417         6,961            21%       30,025        24,993            20%

(*)  Considering 100% equity share in INMINSUR

At Orcopampa (100%), total gold production in 4Q06 was 65,624 ounces, an 11% increase when compared to the 58,948 ounces reported in 4Q05 mainly due to a higher grade (Appendix 2). Accumulated gold production was 254,631 ounces, a 9% increase when compared to 2005 (233,182 ounces).

Cash operating cost during 4Q06 was US$155/oz, 8% higher when compared to 4Q05 (US$143/oz). This was best explained by an increase in tunneling and diamond drilling, as well as higher reagent prices for the cyanidation plant. Cash operating cost for 2006 was US$145/Oz, 7% higher than the figure reported for 2005 (US$135/Oz).

Total royalties paid to the government at Orcopampa in 4Q06 were US$0.7 million. For 2006, royalties totaled US$2.1 million.

At Uchucchacua (100%), total silver production during 4Q06 was 2,458,477 ounces a 2% decrease when compared to 4Q05 (2,513,737), mainly due to lower grade (15.2 Oz/ST in 4Q06 versus 16.8 Oz/ST in 4Q05). Accumulated silver production was 9,692,300 ounces, a 5% decrease when compared to 2005 (10,213,933 ounces).

Cash operating cost in 4Q06 increased 52% from $3.65/oz in 4Q05 to US$5.55/oz. This was best explained by:

    1. Higher contractor expenses for ventilation facilities (Raise Borer and Raise Climber), in the Huantajalla area, which was completed in December 2006

    2.  Higher reagent consumption for the new cyanidation plant

    3.  Higher royalties paid to the government

    4.  Lower silver content due to lower silver grade

Cash operating cost for 2006 was US$4.50/Oz, 39% higher than the figure reported for 2005 (US$3.23/Oz).

Total royalties paid to the government at Uchucchacua in 4Q06 were US$1.03 million. For 2006, royalties totaled US$2.7 million.

----------
(1) Production includes 100% of operating units, 100% of CEDIMIN and 34.29% of El Brocal.

At Antapite (100%), total production in 4Q06 was 24,444 ounces of gold, a decrease of 5% when compared to 4Q05 (25,787 ounces), mainly due to a 6% decrease in the gold grade from 0.59 Oz/ST to 0.56 Oz/ST. Accumulated gold production was 103,370 ounces, in-line with 2005 production.

Gold cash operating cost in 4Q06 was US$291/Oz, a 35% increase when compared to US$216/Oz in 4Q05. This increase was due to

    1.  The lower gold content due to lower grade

    2. Higher diesel consumption for thermal energy generation and an increase in reagent prices for the cyanidation plant

    3.  An increase in contractor expenses for operational maintenance

Cash operating cost for 2006 was US$246/Oz, 18% higher than the figure reported for 2005 (US$209/Oz).

Total royalties paid to the government at Antapite in 4Q06 were US$0.26 million. For 2006, royalties totaled US$0.7 million.

At Colquijirca (34.29%), total zinc production was 18,906 MT in 4Q06, a 17% increase when compared to the 16,147 MT reported in 4Q05 due to an increase in tonnage treated despite the lower grade. Total silver production during 4Q06 was 3,044,927 ounces, a 95% increase when compared to the 1,565,409 ounces reported in 4Q05 due to a significant increase in the ore grade, as well as higher ore treated (Appendix 2).

For 2006, total zinc production was 65,700 MT, a 15% increase when compared to the same period of 2005 (57,151 MT). In the case of silver, total production increased 134% from 4,394,940 ounces in 2005 to 10,269,511 ounces in 2006.

Zinc cash operating costs for 4Q06 was a negative US$190 per MT due to a significant silver and lead by-product credit contribution. For 2006, cash operating cost was US$233 per MT, a 64% decrease when compared to the US$643 per MT reported in 2005.

Total royalties paid to the government at Colquijirca in 4Q06 were US$2.9 million.

     OPERATING EXPENSES

General and administrative expenses for 4Q06 were US$11.1 million, a 4% decrease compared to the US$11.5 million reported in 4Q05. Accumulated general and administrative expenses for 2006 were US$36.6 million, a 6% increase when compared to the US$34.4 million reported in 2005.

     EXPLORATION COSTS IN NON-OPERATIONAL MINING SITES

Exploration costs in non-operating areas during 4Q06 were US$11.9 million, a 41% increase compared to the US$8.4 million reported in 4Q05. The main efforts were focused at the Marcapunta, La Zanja and El Milagro projects. Accumulated exploration costs in non-operating areas during 2006 were US$36.2 million, a 30% increase when compared to 2005 (US$27.8 million).

     OPERATING INCOME

Operating income in 4Q06 was US$108.7 million, a 328% increase compared to the US$25.4 million reported in 4Q05. This result was mainly due to the 92% increase in operating revenues, which largely offset the increase in the total cost of operations and operating expenses.

For 2006, operating income was US$317.3 million, a 218% increase when compared to the US$99.7 million reported in 2005.

     SHARE IN AFFILIATED COMPANIES

Buenaventura's income from non-consolidated affiliates was US$43.0 million in 4Q06, a decrease of 66% when compared to the US$125.0 million reported in 4Q05. This decrease is explained by the lower contribution from Cerro Verde (US$18.9 million) and Yanacocha (US$25.3 million). For 2006, income from non-consolidated affiliates was US$313.2 million, an increase of 19% compared to the US$264.0 million reported in 2005.

At Yanacocha (43.65%), 4Q06 gold production was 456,032 ounces of gold, a decrease of 57% when compared to 4Q05 (1,064,371 ounces). Gold production for 2006 was 2,612,199 ounces, a decrease of 22% when compared to the 3,333,088 ounces reported in 2005. For 2007, the Company estimates full-year production of
1.6 million ounces.

Cash cost at Yanacocha during 4Q06 was US$261/oz, which represented a 75% increase compared to a cash cost of US$149/oz in 4Q05. This is explained by the decrease in gold production due to lower grade, an increase in the price of diesel, cyanide, lime and other commodities, as well as higher worker participation and royalties to third parties. For 2006, cash cost was US$202/oz, a 35% increase when compared to 2005.

Net income at Yanacocha during 4Q06 was US$58.1 million, a 72% decrease when compared to the 4Q05 figure (US$204.8 million). For 2006, net income was US$525.4 million, similar to the figure reported in 2005.

In 4Q06, EBITDA was US$113.6 million, a decrease of 68% compared to 4Q05 (US$351.7 million). This decrease was due to the lower volume of gold sold despite the higher realized gold prices, which increased from US$484/oz in 4Q05 to US$614/oz in 4Q06. Accumulated EBITDA for 2006 was US$930.2 million, a decrease of 2% when compared to the US$950.9 million reported in 2005.

CAPEX for 4Q06 was US$87.9 million, a 45% increase when compared to US$60.5 reported in 4Q05, mainly devoted to the construction of the Gold Mill to treat transitional ore.

At Cerro Verde (18.50%), 4Q06 copper production was 29,736 MT, a 24% increase when compared to 4Q05 (24,072 MT). For 2006, copper production totaled 100,573 MT, 8% higher than the figured reported in 2005 (93,550 MT).

In 4Q06, net income reached US$101.9 million, a 10% decrease compared to 4Q05 (US$113.6 million), best explained by the US$40 million expense related to the construction of a water treatment plant as part of the agreement between the Company and the Committee for the Defense of the Interests of Arequipa. For 2006, net income was US$444.6 million, a 90% increase compared to 2005 (US$233.4 million).

Net sales at Cerro Verde increased 52% from US$118.9 million in 4Q05 to US$181.1 million in 4Q06. Accumulated net sales for 2006 were US$667.7 million, an increase of 86% compared to 4Q05 (US$358.9 million), mainly due to higher realized copper prices (US$3.21/Lb in 4Q06 versus US$1.95/Lb in 4Q05).

CAPEX for 4Q06 totaled US$110.1 million, of which US$80.8 million was allocated to the completion of the Primary Sulfide Project. We expect full capacity operations prior to the end of first half 2007.

     NET INCOME

This quarter, Buenaventura's net income was US$78.8 million, representing US$0.62 per ADS, a 19% decrease when compared to the US$96.7 million reported (US$0.79 per ADS) in 4Q05. This was mainly due to lower contribution from non-consolidated affiliates. This figure includes a provision of US$1.8 million for the "Voluntary Contribution for Social Responsibility".

Accumulated net income for 2006 was US$428.1 million (US$3.36 per ADS), an increase of 48% when compared to US$288.4 million (US$2.27 per ADS) in 2005.

     HEDGING OPERATIONS

The total hedge book mark-to-market value as of December 31, 2006 was a negative US$585.66 million (US$526.4 million as of September 2006).

Per a filing with the SEC in January 2007, the Company restructured its hedge book as shown in Appendix 4.

     EXPLORATIONS UPDATE

Greenfield and Brownfield exploration expenditures during 2006 totaled US$ 36.2 million, of which US$10.2 was spent on the acquisition and maintenance of properties. Buenaventura directly controls 286,845 hectares, and through joint ventures or lease/option agreements an additional 119,597 hectares for a total of 406,442 hectares, excluding our own operations, Cerro Verde and Yanacocha.

Exploration projects currently being licensed for start-up of new mining production in 2007 are Marcapunta by Soc. Minera El Brocal, and Pozo Rico and Poracota by Buenaventura. Minera La Zanja has successfully concluded its exploration program and will complete its environmental impact study and seek permitting to construct two open pits, and a heap-leach facility in 2008 for the Pampa Verde and San Pedro Sur deposits.

During 2007 our exploration focus will be centered on the oxide-gold prospects of Tantahuatay and Breapampa, the silver-rich, base-metal deposits of Hualgayoc, Mallay and El Milagro, and the copper (molybdenum) porphyry at Trapiche. Detailed programs and budgets await approval, but expenditures in the order or US$ 20.0 million are anticipated.

     PROJECT DEVELOPMENT

UCHUCCHACUA

    o During 4Q06, the deepening of the Master Shaft reached level 3990 (67% of the total), where a sub-station for shaft equipment is currently under construction. From this level, two ramps are being developed in the Carmen and Socorro mines, which are expected to reach level 3920 during 1Q08. As of December 2006, investment was US$3 million out of a budget of US$10.3 million.

    o As of January 2007, the Pozo Rico project commenced operations contributing 5.3 million silver ounces to the Uchucchacua mine reserves.

ORCOPAMPA

    o The deepening of the Prometida and Nazareno mines at level 3340 is currently in its final stage, which includes an integration adit and ventilation facilities. This project is expected to be completed by the end of 2007. The project will improve the communication and transport or both personnel and materials between the mines. Total investment for this project is expected to be US$6.6 million.

    o The expansion of the treatment plant to increase capacity from 1,200 MT to 1,800 MT is currently in the testing stage, treating small amounts of Poracota ore material. This facility will permit a good assessment of Poracota's ore metallurgical behavior. Total investment as of December 2006 was US$4.6 million.

ANTAPITE

    o The expansion of the Tailing Dam to increase capacity by 1.2 million DST (five additional years) began in May 2006, and is expected to be completed by the end of 2007, with a budgeted investment of US$7.9 million (US$2.2 million expended as of December 2006).

     BOARD RESOLUTIONS

At the Board of Director's meeting, held February 28, 2007, the Board passed the following resolutions:

    1.  Approval of the financial statements as of December 31, 2006.

    2.  The calling of the Annual Shareholders Meeting to be held on March 28,
        2007

    3. Proposing a cash dividend of US$0.37 per share or ADS to be paid in U.S. currency.

                                      * * *

COMPANY DESCRIPTION

Compania de Minas Buenaventura S.A.A. is Peru's largest, publicly-traded precious metals company and a major holder of mining rights in Peru. The Company is engaged in the mining, processing, development and exploration of gold and silver and other metals via wholly owned mines as well as through its participation in joint exploration projects.

Buenaventura currently operates four mines in Peru and also has controlling interests in four mining companies as well as a minority interest in several other mining companies in Peru. The Company owns 43.65% in Minera Yanacocha S.R.L. (a partnership with Newmont Mining Corporation) which is one of the most important precious metal producers in the world and 18.50% in Sociedad Minera Cerro Verde S.A.A, an important copper Peruvian Company.

NOTE ON FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning the Company's, Yanacocha and Cerro Verde's costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries' plans for capital expenditures, estimates of reserves and Peruvian political, economical, social and legal developments. These forward-looking statements reflect the Company's view with respect to the Company and Yanacocha's future financial performance. Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

                              **Tables to follow**

 APPENDIX 1

                                              EQUITY PARTICIPATION IN
                                            AFFILIATES AND SUBSIDIARIES
                                      ---------------------------------------
                                          BVN               OPERATING
                                        EQUITY %              MINES
                                      -----------   -------------------------
 Minera Yanacocha                           43.65          Yanacocha
 Sociedad Minera El Brocal*                 34.29         Colquijirca
 Sociedad Minera Cerro Verde                18.50         Cerro Verde
 Cedimin*                                  100.00        Shila / Paula
 Minera Minasnioc*                          60.00      Minasnioc Project
 Minera La Zanja *                          53.06       La Zanja Project
 Minas Poracota S.A *                      100.00       Poracota Project
 Buenaventura Ingenieros*                  100.00              -
 Consorcio Energetico de
 Huancavelica*                             100.00              -

                                                                   *Consolidates

APPENDIX 2

                                                                GOLD PRODUCTION
                            ---------------------------------------------------------------------------------------
                                                        THREE MONTHS ENDED DECEMBER 31ST
                            ---------------------------------------------------------------------------------------
                                            ORCOPAMPA                                     ANTAPITE
                            ------------------------------------------   ------------------------------------------
                                2006           2005            %             2006           2005            %
                            ------------   ------------   ------------   ------------   ------------   ------------
Ore Milled DST                   118,265        116,035            1.9%        45,316         45,106            0.5%
Ore Grade OZ/ST                     0.57           0.53            7.6%          0.56           0.59           -5.9%
Recovery Rate %                     96.7%          95.2%                         96.6%          96.4%
Ounces Produced                   65,624         58,948           11.3%        24,444         25,787           -5.2%

                                                               GOLD PRODUCTION
                            ---------------------------------------------------------------------------------------
                                                                FULL YEAR 2006
                            ---------------------------------------------------------------------------------------
                                            ORCOPAMPA                                     ANTAPITE
                            ------------------------------------------   ------------------------------------------
                                2006           2005            %             2006           2005            %
                            ------------   ------------   ------------   ------------   ------------   ------------
Ore Milled DST                   467,954        461,091            1.5%       179,819        179,873            0.0%
Ore Grade OZ/ST                     0.56           0.53            6.4%          0.60           0.60           -1.1%
Recovery Rate %                     96.1%          95.4%                         96.6%          95.9%
Ounces Produced                  254,631        233,182            9.2%       103,370        103,932           -0.5%

                                                              SILVER PRODUCTION
                            ---------------------------------------------------------------------------------------
                                                        THREE MONTHS ENDED DECEMBER 31ST
                            ---------------------------------------------------------------------------------------
                                            UCHUCCHACUA                                  COLQUIJIRCA
                            ------------------------------------------   ------------------------------------------
                                2006           2005            %             2006           2005            %
                            ------------   ------------   ------------   ------------   ------------   ------------
Ore Milled DST                   211,281        201,400            4.9%       478,221        390,275           22.5%
Ore Grade OZ/ST                    15.20          16.79           -9.5%          8.43           5.13           64.1%
Recovery Rate %                     76.5%          74.3%                         76.0%          78.0%
Ounces Produced                2,458,477      2,513,737           -2.2%     3,044,927      1,565,409           94.5%

                                                               SILVER PRODUCTION
                            ---------------------------------------------------------------------------------------
                                                                FULL YEAR 2006
                            ---------------------------------------------------------------------------------------
                                            UCHUCCHACUA                                  COLQUIJIRCA
                            ------------------------------------------   ------------------------------------------
                                2006           2005            %             2006           2005            %
                            ------------   ------------   ------------   ------------   ------------   ------------
Ore Milled DST                   810,280        813,218           -0.4%     1,631,662      1,513,962            7.8%
Ore Grade OZ/ST                    16.04          16.92           -5.2%          8.17           3.96          106.2%
Recovery Rate %                     74.0%          74.2%                         77.2%          73.1%
Ounces Produced                9,692,300     10,213,933           -5.1%    10,269,511      4,394,940          133.7%

                                                                ZINC PRODUCTION
                            ---------------------------------------------------------------------------------------
                                                         THREE MONTHS ENDED DECEMBER 31ST
                            ---------------------------------------------------------------------------------------
                                            UCHUCCHACUA                                  COLQUIJIRCA
                            ------------------------------------------   ------------------------------------------
                                 2006           2005            %             2006           2005            %
                            ------------   ------------   ------------   ------------   ------------   ------------
Ore Milled DST                   211,281        201,400            4.9%       478,221        390,275           22.5%
Ore Grade %                         1.32%          1.33%          -1.1%          5.76%          6.25%          -7.8%
Recovery Rate %                     46.7%          57.2%                         75.7%          76.7%
ST Produced                        1,190          1,570          -24.2%        20,840         17,798           17.1%

                                                                ZINC PRODUCTION
                            ---------------------------------------------------------------------------------------
                                                                 FULL YEAR 2006
                            ---------------------------------------------------------------------------------------
                                            UCHUCCHACUA                                  COLQUIJIRCA
                            ------------------------------------------   ------------------------------------------
                                 2006           2005            %             2006           2005            %
                            ------------   ------------   ------------   ------------   ------------   ------------
Ore Milled DST                   810,280        813,218           -0.4%     1,631,662      1,513,962            7.8%
Ore Grade %                         1.24%          1.39%         -11.0%          5.90%          5.95%          -0.8%
Recovery Rate %                     52.5%          57.3%                         75.2%          73.6%
ST Produced                        5,225          6,553          -20.3%        72,422         62,996           15.0%

APPENDIX 3

                          PROVEN AND PROBABLE RESERVES
                             AS OF DECEMBER 31, 2006

                                             BVN                                        TOTAL           BVN EQUITY
GOLD                                        SHARE        DST (000)      OZ / DST      OUNCES (000)     OUNCES (000)
-------------------------------------   ------------   ------------   ------------   --------------   --------------
Orcopampa                                     100.00          1,195          0.683              816              816
Shila - Paula                                 100.00             82          0.386               32               32
Antapite                                      100.00            466          0.343              160              160
Ishihuinca                                    100.00             18          0.513                9                9
Yanacocha                                      43.65        587,647          0.030           17,491            7,635
Yanacocha (Minas Conga)                        43.65        617,781          0.019           11,836            5,166
Layo                                          100.00              6          0.470                3                3
Jatun Orcco                                   100.00             26          0.463               12               12
                                        ------------   ------------   ------------   --------------   --------------
Total                                                     1,207,232          0.025           30,407           13,833

                                             BVN                                         TOTAL          BVN EQUITY
SILVER                                      SHARE        DST (000)      OZ / DST      OUNCES (000)     OUNCES (000)
-------------------------------------   ------------   ------------   ------------   --------------   --------------
Orcopampa                                     100.00          1,195           0.30              359              359
Uchucchacua (Plata - Sulfides)                100.00          3,951          16.30           64,395           64,395
Uchucchacua (Zinc - Sulfides)                 100.00            950           4.93            4,683            4,683
Uchucchacua (Plata - Oxides)                  100.00            224          23.30            5,224            5,224
Julcani                                       100.00            222          21.80            4,835            4,835
Recuperada                                    100.00            298           7.60            2,266            2,266
Antapite                                      100.00            466           0.42              194              194
Shila - Paula                                 100.00             82           2.40              197              197
Pozo Rico                                     100.00            342          15.55            5,325            5,325
El Brocal                                      34.29         14,099           2.14           30,172           10,346
Layo                                          100.00              6           2.63               16               16
Jatun Orcco                                   100.00             26           5.51              143              143
                                        ------------   ------------   ------------   --------------   --------------
Total                                                        21,861           5.39          117,806           97,980

                                            BVN                                           TOTAL            BVN
ZINC                                       SHARE         DST (000)        % ZN          DST (000)        DST (000)
-------------------------------------   ------------   ------------   ------------   --------------   --------------
Uchucchacua (Plata - Sulfides)                100.00          3,951           1.74               69               69
Uchucchacua (Zinc - Sulfides)                 100.00            950           6.46               61               61
Recuperada                                    100.00            298           5.00               15               15
Pozo Rico                                     100.00            342           0.85                3                3
El Brocal                                      34.29         14,099           5.91              833              286
                                        ------------   ------------   ------------   --------------   --------------
Total                                                        19,640           5.00              981              434

                                            BVN                                          TOTAL             BVN
LEAD                                       SHARE         DST (000)        % PB          DST (000)        DST (000)
-------------------------------------   ------------   ------------   ------------   --------------   --------------
Uchucchacua (Plata - Sulfides)                100.00          3,951           1.34               53               53
Uchucchacua (Zinc - Sulfides)                 100.00            950           3.98               38               38
Julcani                                       100.00            222           1.80                4                4
Recuperada                                    100.00            298           4.40               13               13
Pozo Rico                                     100.00            342           0.46                2                2
El Brocal                                      34.29         14,099           1.87              264               90
                                        ------------   ------------   ------------   --------------   --------------
Total                                                        19,862           1.88              373              200

                                            BVN                                          TOTAL              BVN
COPPER                                     SHARE         DST (000)        % CU          DST (000)        DST (000)
-------------------------------------   ------------   ------------   ------------   --------------   --------------
Cerro Verde (Sulfides)                         18.48      1,551,086           0.47            7,275            1,344
Cerro Verde (Oxides)                           18.48        368,499           0.46            1,699              314
Yanacocha (Minas Conga)                        43.65        617,781           0.26            1,613              704
                                        ------------   ------------   ------------   --------------   --------------
Total                                                     2,375,055           0.41            9,819            2,362

                                            BVN                                          TOTAL             BVN
MOLYBDENUM                                 SHARE         DST (000)        % MO          DST (000)        DST (000)
-------------------------------------   ------------   ------------   ------------   --------------   --------------
Cerro Verde                                    18.48      1,392,047           0.02              209               39
Total                                                     1,392,047           0.02              209               39

APPENDIX 4

                             TOTAL GOLD COMMITMENTS
                             PHYSICAL GOLD DELIVERY
                             AS OF JANUARY 15, 2006

                                  2007        2008       2009        2010         2011        2012       TOTAL
                               ---------   ---------   ---------   ---------   ---------   ---------   ---------
285                   Ounces     160,000     280,000     383,000     380,000     354,000     376,000   1,933,000
                       $/oz       317.13      304.93      305.10      288.42      285.00      352.68      308.37
290                   Ounces     160,000     280,000     383,000     380,000     354,000     376,000   1,933,000
                       $/oz       340.56      320.46      317.44      302.24      299.75      353.47      320.57
300                   Ounces     160,000     280,000     383,000     380,000     354,000     376,000   1,933,000
                       $/oz       340.56      324.75      322.53      310.13      308.05      355.07      325.58
345                   Ounces     160,000     280,000     383,000     380,000     354,000     376,000   1,933,000
                       $/oz       340.56      344.04      345.44      345.66      345.42      362.25      348.14
350                   Ounces     160,000     280,000     383,000     380,000     354,000     376,000   1,933,000
                       $/oz       340.56      345.11      347.21      348.82      348.09      362.25      349.76
385                   Ounces     160,000     280,000     383,000     380,000     354,000     376,000   1,933,000
                       $/oz       340.56      352.61      359.54      370.92      366.78      362.25      361.06
420                   Ounces     160,000     280,000     383,000     380,000     354,000     376,000   1,933,000
                       $/oz       340.56      360.11      370.12      393.03      394.11      371.66      375.42
436                   Ounces     160,000     280,000     383,000     380,000     354,000     376,000   1,933,000
                       $/oz       340.56      360.11      370.12      403.13      402.65      371.66      378.97
451                   Ounces     160,000     280,000     383,000     380,000     354,000     376,000   1,933,000
                       $/oz       340.56      360.11      370.12      403.13      410.66      371.66      380.44

APPENDIX 5

COMPANIA DE MINAS BUENAVENTURA S.A.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
As of December 31, 2005 and 2006

                                                                     2005           2006
                                                                   US$(000)       US$(000)
                                                                 ------------   ------------
ASSETS

CURRENT ASSETS

Cash and cash equivalents                                              96,851        239,533

Gold certificates                                                           -         63,210

Short term financial investments                                       15,423         56,549

Trade accounts receivable                                              27,225         77,422

Other accounts receivable, net                                          5,567          4,481

Accounts receivable from affiliates                                    19,259         11,714

Inventories, net                                                       27,507         30,621

Current portion of prepaid taxes and expenses                           8,201          7,961
                                                                 ------------   ------------
Total current assets                                                  200,033        491,491

Long - term accounts receivables                                        1,471          1,524

Prepaid taxes and expenses                                              8,010         10,501

Investments in shares                                                 732,486        839,129

Property, plant and equipment, net                                    170,002        215,643

Development cost, net                                                  47,777         64,753

Other assets, net                                                       1,547          1,283

Deferred income tax and workers' profit sharing asset, net             89,796        111,447
                                                                 ------------   ------------
Total assets                                                        1,251,122      1,735,771

                                                                     2005           2006
                                                                   US$(000)       US$(000)
                                                                 ------------   ------------
LIABILITIES AND SHAREHOLDERS' EQUITY, NET

CURRENT LIABILITIES

Bank loans                                                              7,645         10,000
Trade accounts payable                                                 15,473         28,539
Income tax                                                             10,871         34,485
Other current liabilities                                              48,761         59,779
Derivative instruments                                                 66,207              -
Current portion of long - term debt                                       475            491
Deferred income form sale of future production                         31,209         43,032
                                                                 ------------   ------------
Total current liabilities                                             180,641        176,326

Other long term liabilities                                            28,229         64,651
Long term debt                                                            397            115
Deferred income form sale of future production                        178,896        194,173
                                                                 ------------   ------------
Total  liabilities                                                    388,163        435,265
                                                                 ------------   ------------

SHAREHOLDERS' EQUITY NET
Capital stock, net of treasury shares of US$14,474,000                173,930        173,930
Investments shares,  net of treasury shares of US$37,000                  473            473
Additional capital                                                    177,713        177,713
Legal reserve                                                          37,679         37,679
Other reserves                                                            269            269
Retained earnings                                                     483,484        852,148
Cumulative translation loss                                           (34,075)       (34,075)
Unrealized gains  on investments carried at fair value                     70            932
                                                                 ------------   ------------
                                                                      839,543      1,209,069
                                                                 ------------   ------------
Minority interest                                                      23,416         91,437
                                                                 ------------   ------------

Total shareholders' equity, net                                       862,959      1,300,506
                                                                 ------------   ------------

Total liabilities and shareholders' equity, net                     1,251,122      1,735,771
                                                                 ------------   ------------

CONSOLIDATED STATEMENTS OF INCOME
As of December 31, 2005 and 2006

                                                                  FOR THE THREE-MONTH PERIOD     FOR THE TWELVE-MONTH PERIOD
                                                                       ENDED DECEMBER 31              ENDED DECEMBER 31
                                                                 ----------------------------    ----------------------------
                                                                     2005           2006             2005           2006
                                                                   US$(000)        US$(000)        US$(000)        US$(000)
                                                                 ------------    ------------    ------------    ------------
OPERATING REVENUES
Net sales                                                              80,728         179,331         283,387         548,072
Realized income from sales of future production                         8,060          12,525          28,064          50,325
Royalties income                                                       15,785           9,249          46,094          48,475
                                                                 ------------    ------------    ------------    ------------
Total revenues                                                        104,573         201,105         357,545         646,872
                                                                 ------------    ------------    ------------    ------------
COSTS OF OPERATION
Operating costs                                                        26,564          40,916         103,881         149,309
Exploration and development cost in operational mining site            12,154          11,039          41,166          49,534
Depreciation and amortization                                          15,222           7,572          33,640          27,574
                                                                 ------------    ------------    ------------    ------------
Total costs of operation                                               53,940          59,527         178,687         226,417
                                                                 ------------    ------------    ------------    ------------
Gross margin                                                           50,633         141,578         178,858         420,455
                                                                 ------------    ------------    ------------    ------------
OPERATING EXPENSES
General and administrative                                             11,545          11,083          34,350          36,639
Exploration cost in non-operational mining sites                        8,439          11,936          27,812          36,190
Royalties                                                               3,915           8,196          12,209          24,420
Selling                                                                 1,337           1,641           4,800           5,928
                                                                 ------------    ------------    ------------    ------------
Total operating expenses                                               25,236          32,856          79,171         103,177
                                                                 ------------    ------------    ------------    ------------
Operating income                                                       25,397         108,722          99,687         317,278
                                                                 ------------    ------------    ------------    ------------
Other income (expenses), net
Share in affiliate companies                                          124,974          43,046         263,994         313,168
Interest income                                                           189           4,295           3,523           7,949
Loss from changes in the fair value of derivative instruments         (17,459)              -         (26,588)        (13,268)
Interest expenses                                                        (403)         (4,464)         (4,060)         (5,948)
Loss from changes in the market value of gold certificates                  -           3,741               -          (4,861)
Exchanges differences gain (loss)                                         424           3,707             448            (308)
Other, net                                                            (13,268)        (11,868)         (3,227)        (19,502)
                                                                 ------------    ------------    ------------    ------------
Total other income, net                                                94,457          38,457         234,090         277,230
                                                                 ------------    ------------    ------------    ------------
Income before workers' profit sharing, income tax and
 minority interest                                                    119,854         147,179         333,777         594,508
Workers' profit sharing                                                (1,920)         (6,817)         (2,593)        (14,271)
Income tax                                                            (11,333)        (26,274)        (22,816)        (64,033)
Net income before minority interest                                   106,601         114,088         308,368         516,204
Minority interest                                                      (9,899)        (35,261)        (19,971)        (88,147)
                                                                 ------------    ------------    ------------    ------------
Net, income                                                            96,702          78,827         288,397         428,057
                                                                 ------------    ------------    ------------    ------------
Basic and diluted earnings per share                                     0.76            0.62            2.27            3.36
                                                                 ------------    ------------    ------------    ------------
Weighted average number of shares outstanding                     127,229,844     127,221,164     127,229,844     127,221,164

CONSOLIDATED STATEMENTS OF CASH FLOWS
As of December, 31 2005 and 2006

                                                                  FOR THE THREE-MONTH PERIOD      FOR THE TWELVE-MONTH PERIOD
                                                                      ENDED DECEMBER 31               ENDED DECEMBER 31
                                                                 ----------------------------    ----------------------------
                                                                     2005            2006            2005            2006
                                                                    US$(000)        US$(000)       US$(000)         US$(000)
                                                                 ------------    ------------    ------------    ------------
OPERATING ACTIVITIES
Collections from costumers                                             73,100         145,596         284,451         497,875
Collections of dividends                                               39,642             -            89,748         209,520
Collections of royalties                                                9,055          11,184          40,101          55,821
Recoveration of value added tax receivable                              1,397           1,634           9,936          16,322
Collections of interest                                                   314           4,286           3,227           7,496
Payment to suppliers and third parties                                (22,356)        (26,995)       (124,295)       (160,365)
Purchase of Gold Certificates                                               -               -               -         (68,071)
Payments of exploration expenditures                                  (15,860)        (15,031)        (56,938)        (71,982)
Payments to employees                                                  (7,904)         (8,452)        (41,601)        (49,316)
Payments of income tax                                                 (6,524)        (13,016)        (25,908)        (53,296)
Payment of royalties                                                   (3,616)         (7,437)        (12,817)        (22,742)
Payments of interest                                                     (403)           (926)         (1,754)         (2,413)
                                                                 ------------    ------------    ------------    ------------
Net cash provided by operating activities                              66,845          90,843         164,150         358,849
                                                                 ------------    ------------    ------------    ------------
INVESTING ACTIVITIES
Purchase of plant and equipment                                        (9,683)        (38,340)        (20,476)        (50,127)
Development cost expenditures                                          (5,801)         (3,150)        (16,784)        (24,112)
Payments  from derivative instruments settled, net                     (1,930)              -          (7,041)         (2,050)
Proceeds from sale of plant and equipment                                   -              32             193              32
Decrease (increase) on time deposit                                         -         (52,933)          7,069         (62,933)
Decrease (purchase) of de assets available for sale                         -          12,536          11,329         (40,292)
Payments by purchase of investments in shares                               -          (2,538)       (148,401)        (22,829)
                                                                 ------------    ------------    ------------    ------------
Net cash used in investing activities                                 (17,414)        (84,393)       (174,111)       (202,311)
                                                                 ------------    ------------    ------------    ------------
FINANCING ACTIVITIES
Payments of dividends                                                 (22,775)        (31,805)        (44,304)        (59,767)
Increase (decrease) of long-term debt                                  (4,111)           (160)        (14,098)           (266)
Payments of dividends for minority interest shareholders               (2,934)         (7,052)        (10,737)        (19,111)
Increase (decrease) of bank loans, net                                 (1,752)         (5,000)          3,812           2,355
                                                                 ------------    ------------    ------------    ------------
Net cash used in financing activities                                 (31,572)        (44,017)        (65,327)        (76,789)
                                                                 ------------    ------------    ------------    ------------
Net increase (decrease) in cash during the period                      17,859         (37,567)        (75,288)         79,749
Cash at beginning of period                                            78,992         214,167         172,139          96,851
                                                                 ------------    ------------    ------------    ------------
Cash at period end                                                     96,851         176,600          96,851         176,600

                                                                  FOR THE THREE-MONTH PERIOD      FOR THE TWELVE-MONTH PERIOD
                                                                      ENDED DECEMBER 31               ENDED DECEMBER 31
                                                                 ----------------------------    ----------------------------
                                                                     2005            2006            2005             2006
                                                                   US$(000)        US$(000)        US$(000)         US$(000)
                                                                 ------------    ------------    ------------    ------------
RECONCILIATION OF NET INCOME TO NET CASH PROVIDE BY
 OPERATING ACTIVITIES
Net income                                                             96,702          78,827         288,397         428,057
ADD (deduct)
Minority interest                                                       9,899          35,261          19,971          88,147
Depreciation y amortization                                            15,410          10,578          34,300          28,113
Loss from changes in the fair value of derivative
instruments                                                            17,459               -          26,588          13,268
Amortization of development costs                                       3,530           2,161          10,315          11,270
Long term officers' compensation *                                      3,669           1,159           8,134           3,634
Impairment of assets                                                    1,526               -               -               -
Accrual for mining closing costs                                        1,033           4,843           2,306          12,892
Net cost of retired plant and equipment                                   762             229           1,049             998
Accrual for inventory obsolescence                                          -          (4,950)          2,839          (1,507)
Loss form change in Gold Certificates                                       -          (3,741)              -           4,861
Exchange differences loss (gain), net                                    (424)          3,707            (448)            308
Loss (gain) for deferred income tax and workers' profit
 sharing expenses                                                         506          (2,342)        (12,960)        (21,651)
Realized income from sale of future production                         (8,060)        (12,525)        (28,064)        (50,325)
Share in affiliated companies, net of dividends                       (72,453)        (43,046)       (174,246)       (103,648)
Other                                                                     200               -            (619)             32

NET CHANGES IN ASSETS AND LIABILITIES ACCOUNTS
Decrease (increase) of operating assets -
  Gold certificates                                                         -               -               -         (68,071)
  Trade accounts receivable                                             8,583         (33,735)          1,064         (50,197)
  Other accounts receivable                                           (25,167)          2,491          (8,007)          8,578
  Inventories                                                          (3,783)          5,689          (8,637)            348
  Prepaid taxes and expenses                                          (27,381)            313            (317)         (2,251)
Increase  (decrease) of operating assets -
  Trade account payable                                                 5,962           8,285          (2,361)         13,066
  Other liabilities                                                    38,872          37,639           4,846          42,927
                                                                 ------------    ------------    ------------    ------------
Net cash provided by operating activities                              66,845          90,843         164,150         358,849

(*)This provision corresponds to a long term compensation (10 year program) granted to the Company to certain officers

                                    Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           Compania de Minas Buenaventura S.A.A.


                                           /s/ CARLOS E. GALVEZ PINILLOS
                                           -------------------------------------
                                           Carlos E. Galvez Pinillos
                                           Chief Financial Officer

Date:  March 1, 2007